UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Imperial Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

452834104

(CUSIP Number)

June 5, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 5 Pages

CUSIP NO. 452834104	Page 2 of 5 Pages

CUSIP No. 452834104
(1) Names of reporting persons	Nantahala Capital Management, LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	MA
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	3,682,459
(6) Shared voting power	0
(7) Sole dispositive power	3,682,459
(8) Shared dispositive power	0
(9) Aggregate amount beneficially owned by each reporting person	3,682,459
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	15.6%
(12) Type of reporting person (see instructions)	IA

Item 1(a).	Name of Issuer:

Imperial Holdings, Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

701 Park of Commerce Boulevard - Suite 301, Boca Raton, FL 33487

Item 2(a).	Name of Person Filing

Nantahala Capital Management, LLC (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

19 Old Kings Highway South, Suite 200 Darien, CT 06820

Item 2(c).	Citizenship:

The Reporting Person is a Massachusetts limited liability company.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Shares”).
Item 2(e).	CUSIP Number:
452834104

CUSIP NO. 452834104	Page 3 of 5 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Item 4(a).

Amount Beneficially Owned:

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 3,682,459 Shares, which includes 1,497,552 Shares and 2,184,907 Shares issuable upon the conversion of the Issuer's 8.50% Senior Unsecured Convertible Notes due 2019. Nantahala Capital Partners II Limited Partnership, a Delaware limited partnership (the “Fund”), with its principal place of business at 19 Old Kings Highway South, Suite 200, Darien, CT 06820, a fund for which the Reporting Person makes voting and investment decisions, owns 1,147,663 Shares, which includes 722,220 Shares and 425,443 Shares issuable upon the conversion of the Issuer's 8.50% Senior Unsecured Convertible Notes due 2019.

Item 4(b).

Percent of Class:

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 15.6% of the total number of Shares outstanding (based upon information provided by the Issuer on Form 10-Q filed May 8, 2014, there were 21,362,794 Shares outstanding as of May 5, 2014 in addition to the 2,184,907 Shares issuable upon the conversion of the Issuer's 8.50% Senior Unsecured Convertible Notes due 2019 for which the Reporting Person makes voting and investment decisions). The Fund owns 5.3% of the total number of Shares outstanding (based upon 21,362,794 Shares outstanding as of May 5, 2014 in addition to the 425,443 Shares issuable upon the conversion of the Issuer's 8.50% Senior Unsecured Convertible Notes due 2019).

CUSIP NO. 452834104	Page 4 of 5 Pages

Item 4(c).	Number of shares as to which such person has:

	Nantahala Capital Management, LLC
	(i)	Sole power to vote or direct the vote	3,682,459
	(ii)	Shared power to vote or to direct the vote	0
	(iii)	Sole power to dispose or to direct the disposition of	3,682,459
	(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

	This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

	The Reporting Person is an investment adviser to private investment funds, including the Fund, and other managed accounts, each of which has the right to receive or the power to direct the receipt of dividends and proceeds from the sale of the securities reported in this Schedule 13G. The Reporting Person is also an investment sub-adviser to a managed account for Fort George Investments, LLC (“Fort George”), a private investment fund advised by Corbin Capital Partners, L.P. (“Corbin”), and each of Fort George and Corbin has such right or power in respect of more than 5% of the outstanding shares of Issuer included among those reported in this Schedule 13G.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

	This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

	This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

	This Item 9 is not applicable.

Item 10.	Certification:

By signing below the Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 452834104	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 13, 2014	NANTAHALA CAPITAL MANAGEMENT, LLC

	By:	/s/ Paul E. Rehm
Paul E. Rehm
Chief Compliance Officer